Contact

www.linkedin.com/in/philstover01
(LinkedIn)

Top Skills

Strategy
Team Building
Sales

Publications

To Make Your Personal Brand Stand Out, Show Your Creative Side

4 Mistakes Entrepreneurs Make When Building an MVP

5 metrics that could help you clinch an equity investment

25 Experts' Predictions on When We Will Bounce Back From COVID-19

25 Proven Mantras To Get You Through the Coronavirus Pandemic

Phil Stover

Co-Founder & CEO of PvP.com. Entrepreneur.

Manhattan Beach, California, United States

Summary

Phil Stover is CEO of PvP, a universal gamer social community and GameFi marketplace built for the future of authentic social interactions. In 2016, Phil co-founded Blue Skies Ventures to build, advise, and invest in early stage startups. The firm actively invests and it's portfolio companies and network of resources was built from scratch on the simple idea to help entrepreneurs incubate ideas and accelerate. Phil is an active member of the Los Angeles community, currently supporting Pledge LA, and previously The Action Group Network and young professional's group 310YP as a board member. Prior to his crazy life in startups, his 11-year corporate management career in banking and insurance included oversight of multi-million dollar sales initiatives and product launches, and $2.3B in P&L responsibilities. He has an undergraduate degree from The Ohio State University and an MBA from the University of Southern California.

www.philstover.com

Experience

PvP

Co-Founder & CEO

January 2019 - Present (4 years 3 months)

Los Angeles, California

Blue Skies Ventures

Co-Founder & Partner

April 2016 - Present (7 years)

Manhattan Beach, CA

Blue Skies Ventures is a Venture Studio based in the heart of Silicon Beach and we are committed to building and growing the startup community here in Los Angeles. We invest in and advise early stage startups when we believe in the founder and our network can add value. We are connectors at our

core, and believe that the right team and the right access can make all the difference.

Mobaso
Advisor
October 2022 - Present (6 months)

Apogi
Advisor
March 2022 - Present (1 year 1 month)

Icon Source
Investor
May 2021 - Present (1 year 11 months)

The Sill
Investor
January 2021 - Present (2 years 3 months)

Giggster
Investor
January 2021 - Present (2 years 3 months)

Gather Labs
Investor
January 2021 - Present (2 years 3 months)

Junction AI
Investor
October 2020 - Present (2 years 6 months)

Genusee
Investor
August 2020 - Present (2 years 8 months)

DrinkLyte Co.
Investor
May 2020 - Present (2 years 11 months)

Coughdrop Capital

Investor

September 2019 - Present (3 years 7 months)

http://coughdropcapital.com/

Hawke Ventures

Investor

February 2019 - Present (4 years 2 months)

Santa Monica, California

FABFAD, Inc

Investor

January 2018 - June 2020 (2 years 6 months)

Los Angeles, California

Vowlá

Advisor

February 2019 - January 2020 (1 year)

Los Angeles, California

Divvy Up, Inc.

Advisor

August 2017 - March 2019 (1 year 8 months)

Manhattan Beach, California

Shipsomnia by Mad Fresh Entertainment, Inc.

Investor

April 2018 - February 2019 (11 months)

Greater Los Angeles Area

Mad Fresh Entertainment builds strong brands and events in the music and entertainment industry and are the founders and rights holders of Shipsomnia, a music and arts festival cruise.

Farmers Insurance

8 years 10 months

Director of Customer Experience & Sales Strategy

October 2013 - April 2016 (2 years 7 months)

Lead high priority, cross-functional initiatives and teams designed to deliver improved customer experience and sales results. Deliver results using an optimized blend of marketing, sales management, and strategy tactics. Create organizational buy-in for initiatives and mobilize organizational resources to

deliver results. Move organization forward with innovative project plans that deliver an improved customer experience and top line sales results.

Director, Eastern Zone Distribution
February 2013 - October 2013 (9 months)

Top strategic advisor to Field Senior Vice President with sales territory consisting of 11 states and $2.3B in gross written premium.

Zone Agency Manager
January 2012 - January 2013 (1 year 1 month)

Recruiting and sales manager responsible for $1.6B in premium over sales territory consisting of 7 States.

Product Manager
July 2007 - December 2011 (4 years 6 months)

Fifth Third Bank
Senior Application Developer
November 2001 - July 2005 (3 years 9 months)

Education

The Ohio State University
Bachelor of Business Administration - BBA · (1997 - 2001)

The Ohio State University Fisher College of Business
BSBA, Management Information Systems · (1997 - 2001)

USC Marshall School of Business
MBA, Marketing · (2005 - 2007)

University of Southern California - Marshall School of Business
Master of Business Administration - MBA